February 26, 2007

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: David Edgar
                   Division of Corporation Finance

Re: Adaptec, Inc.
     Form 10-K for Fiscal Year Ended March 31, 2006
     Filed June 14, 2006
     Form 10-Q for the Period Ended December 31, 2006
     Form 8-K filed January 30, 2007
     File No. 000-15071

Dear Mr. Edgar:

On behalf of Adaptec, Inc. (the "Company"), we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated February 12, 2007 with respect to the Company's Form 10-K for its fiscal year ended March 31, 2006 (the "Form 10-K"), Form 10-Q for its fiscal quarter ended December 31, 2006 (the "Form 10-Q") and Form 8-K filed with the Commission on January 30, 2007. The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics.

Form 10-K for the Fiscal Year Ended March 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 31

1. In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. For example, you disclose that changes in revenue are attributed to declines in sales volume and average selling prices for your parallel products offset by increases in volumes of your serial products. You also refer to several factors that contributed to changes in certain expense line items, but appear to provide minimal indication as to the relative impact of each factor. Please explain to us how you considered Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

The Company advises the Staff that it considered and endeavored to comply with the requirements of Item 303(a)(3)(iii) of Regulation S-K and the guidance of Section III.D of SEC release No. 33-6835 in preparing the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the Form 10-K (the "MD&A"). Instruction 4 to Item 303(a) requires a discussion of the causes of material changes in financial statement line items "to the extent necessary to an understanding of the registrant's business as a whole," and Section III.D of SEC release No. 33-6835 provides that where two or more factors contributed to a material change in a financial statement line item, identification and quantification of the extent of contribution of each such factor is required if "necessary to an understanding of the material change." The Company respectfully submits that, in several places in the MD&A, it did quantify various factors that impacted its operating results where it believed it was necessary to an understanding of its business and the material change. For example, in discussing the decline of its gross margins from fiscal 2004 to 2006, the Company noted the excess inventory expense of $1.9 million it recorded in fiscal 2006 related to the transition of its products to comply with the RoHS Directive, as well as the $5.2 million impact on gross margin in fiscal 2005 due to costs associated with its new external storage products sold to IBM.

The Company supplementally advises the Staff that in certain instances it did not quantify various factors that impacted its operating results where it was unable to do so. For example, the Company disclosed in the "Net Revenue" section of the MD&A that "the decline in sales volumes of our SCSI products was primarily attributable to the transition from our Ultra 160 products to our Ultra 320 products in which we have a lower market share and a shift to lower cost SATA solutions in which there is a more competitive market." Although the Company was aware that the industry transitions from Ultra 160 to Ultra 320 products and to lower cost SATA solutions was impacting its business and believed that it was important to inform investors about this trend, it had no concrete data that would enable it to precisely quantify these effects on its net revenues.

The Company acknowledges that there were a few instances in the MD&A where it could have provided further quantification, including significant changes to sales volumes and average selling prices as noted by the Staff. Accordingly, the Company advises the Staff that it will endeavor to provide increased quantification of the factors that impacted its operating results in its future filings, beginning with its upcoming Annual Report on Form 10-K for its fiscal year ended March 31, 2007.

302 Certifications

2. We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

The Staff's comment is noted. The Company supplementally informs the Staff that it will remove the individual's title at the beginning of the Rule 302 certification in future filings, beginning with the Company's Annual Report on Form 10-K for its fiscal year ended March 31, 2007.

Form 10-Q for the Period Ended December 31, 2006

Notes to Consolidated Financial Statements

Note 4. Business Dispositions, page 12

3. We note that in the first quarter of 2007 you decided to retain the Snap Server portion of the systems business. Please tell us how you have considered the guidance in paragraphs 38 and 48 of SFAS 144.

The Company supplementally advises the Staff that it considered the guidance in paragraph 38 of SFAS 144 by individually valuing each of its long-lived assets at the lower of its (a) carrying value at the time it was classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized if it continued to be classified as held and used or (b) fair value at the date of the Company's subsequent decision not to sell these assets, but to instead utilize these assets as part of continuing operations.

As disclosed in its prior filings with the Commission, the Company initially made a decision to divest its entire systems business in September 2005. There was no adjustment to the carrying value of this asset group at that time, as management believed that their fair value, based on the estimated proceeds from their sale, exceeded their carrying value. In January 2006, the Company sold the block-based portion of its systems business to Sanmina-SCI Corporation and its wholly owned subsidiary, Sanmina- SCI USA, Inc. In the fourth quarter of fiscal 2006, based on the offers being entertained at that time, the Company recorded an impairment charge of $10 million to the long-lived assets of the Snap Server portion of its systems business, as disclosed in the Company's Annual Report on Form 10-K for its fiscal year ended March 31, 2006 and subsequently filed in Quarterly Reports on Form 10-Q.

In the first quarter of fiscal 2007, the Company decided to retain the Snap Server portion of its systems business, as the potential future, strategic value from retaining the operations was believed to be greater than the incremental cash being offered by prospective buyers for the business. Following this decision, the Company performed an impairment analysis of the long-lived intangible assets related to this business. This analysis, which included an independent appraisal, indicated that the carrying amount of these long-lived assets exceeded their estimated fair value primarily due to their estimated future cash flows, and resulted in the Company recording an impairment charge of $13.2 million in the first quarter of fiscal 2007 to write-down these intangible assets to their fair value at such date.

For long-lived assets related to fixed assets, with a carrying amount of approximately $0.4 million, the Company adjusted the carrying value at the time the business was re-classified from held for sale for any depreciation expense that would have been recognized if it continued to be classified as held and used during the period for which it was held for sale. This resulted in a charge of less than $0.2 million in the first quarter of fiscal 2007. The Company has disclosed the material charges in its Form 10-Q for its fiscal quarter ended June 30, 2006 in "Note 6. Goodwill and Other Intangible Assets" and subsequently filed Quarterly Reports on Form 10-Q per the guidance of paragraph 38 of SFAS 144.

The Company supplementally advises the Staff that it has considered the guidance in paragraph 48 of SFAS 144 and has disclosed these results in the Form 10-Q for its fiscal quarter ended June 30, 2006 in "Note 4. Business Dispositions," and subsequently filed Quarterly Reports on Form 10-Q.

Form 8-K Filed January 30, 2007

Exhibit 99.1

4. We believe the columnar format of the "GAAP Condensed Consolidated Statements of Operations and Reconciliation of GAAP to Non-GAAP Operating Results" appearing in your earnings release furnished on Form 8-K may create the unwarranted impression to investors that this non-GAAP statement of operations has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section IIA.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

The Staff's comment is noted. The Company will revise the presentation of its reconciliation of non- GAAP measures to their closest GAAP counterparts in its future filings, beginning with its next earnings press release and related Form 8-K. The Company's proposed revised presentation of this information is included in Attachment 1 to this letter.

5. We note that your non-GAAP measures exclude stock-based compensation and amortization of acquired intangible assets. It does not appear that your disclosures adequately address each of the items discussed in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, we noted no substantive discussion of why it is useful for investors to evaluate your performance by disregarding these expenses. It is unclear why amortization of "core technology" that is, presumably, utilized in generating revenue or a component of employee compensation should not be considered. Please note that you must meet the burden of demonstrating the usefulness of any measure that excludes such recurring items. In addition, you have not provided sufficient disclosures regarding any limitations and how management compensates for those limitations. Please explain to us how your current disclosures adequately addressed Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

The Company supplementally advises the Staff that it believes that providing non-GAAP financial measures that exclude stock-based compensation and amortization of acquired intangible assets is both appropriate and useful for investors in evaluating the Company's performance for several reasons. Stock-based compensation and amortization of acquired intangible assets are non-cash measurements that do not reflect the Company's ongoing business condition, as they have no significant impact on the Company's cash flows. Consequently, based on feedback provided to the Company during its earnings calls' Q&A sessions and discussions with the investment community, the Company believes that investor measurements of value generally exclude such non-cash items and that inclusion by the Company of these non-GAAP financial measurements in its earnings releases benefits investors by providing information that is most meaningful to them. The Company also believes that the non-GAAP financial measures it provides are necessary to allow the investment community to construct their valuation models to better align its results and projections with its competitors and market sector, as there is significant variability and unpredictability across companies with respect to stock compensation expense and the amortization expense of acquisition-related intangible assets. In addition, because stock-based compensation and amortization of acquired intangible assets are not considered internally by management when budgeting and forecasting and subsequently measuring the Company's performance, the Company believes that it is providing investors with financial measures that are most closely aligned to its internal measurement processes. Furthermore, with respect to stock based compensation, the Company first began to apply SFAS 123(R) in fiscal 2007. The Company believes that investors want to understand the impact of this new standard and that the provision of non-GAAP information that excludes stock-based compensation improves the ability of investors to compare period-over-period operating results. With respect to the amortization of acquired intangibles, in accordance with GAAP, the Company generally recognizes expenses for internally-developed intangible assets as they are incurred, notwithstanding the potential future benefit such assets may provide. Unlike internally-developed intangible assets, however, and also in accordance with GAAP, the Company generally capitalizes the cost of acquired intangible assets and recognizes that cost as an expense over the useful lives of the assets acquired (other than goodwill, which is not amortized, and acquired in-process technology, which is expensed immediately, as required under GAAP). As a result of their GAAP treatment, there is an inherent lack of comparability between the financial performance of internally-developed intangible assets and acquired intangible assets. Accordingly, the Company believes it is useful to provide, as a supplement to its GAAP operating results, a non-GAAP financial measure that excludes the amortization of acquired intangibles in order to enhance the period-over-period comparison of its operating results.

The Company respectfully submits that its disclosure of non-GAAP financial measures that exclude stock-based compensation and amortization of acquired intangible assets is consistent with the guidance contained in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in that (i) the Company is not providing this information in an attempt to smooth earnings, (ii) the excluded information is not utilized by management to evaluate the Company's performance and (iii) the Company believes, as discussed above, that such non-GAAP financial measures provide useful information to investors.

The Company supplementally advises the Staff that it will revise the disclosure in its future earnings releases and related Forms 8-K to include (i) further detail regarding why it believes the non-GAAP financial measures presented provide useful information to investors, (ii) the material limitations associated with use of the non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measures and (iii) the manner in which management compensates for these limitations when using the non-GAAP financial measures, as shown in the proposed disclosure contained in Attachment 1 to this letter.

* * *

The Company hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please feel free to contact the undersigned at (408) 957-7177 should you have any questions or comments.

Sincerely,

/s/ CHRISTOPHER O'MEARA

Christopher O'Meara
Vice President and Chief Financial Officer

cc: Subramanian Sundaresh (Adaptec, Inc.)
John M. Westfield (Adaptec, Inc.)
Daniel J. Winnike, Esq. (Fenwick & West LLP)
Scott J. Leichtner, Esq. (Fenwick & West LLP)

Attachment 1

Adaptec, Inc.
GAAP Condensed Consolidated Statements of Operations
 (unaudited)

                                                     Three-Month Period Ended                Nine-Month Period Ended
                                   ----------------------------------------------------  ----------------------------------
                                      December 31,    September 30,       December 31,      December 31,      December 31,
                                          2006              2006              2005              2006              2005
                                   ----------------  ----------------  ----------------  ----------------  ----------------
                                                               (in thousands, except per share amounts)

Net revenues                      $         60,650  $         73,553  $         86,647  $        203,274  $        263,048
Cost of revenues                            45,807            47,010            56,477           139,618           178,661
                                   ----------------  ----------------  ----------------  ----------------  ----------------
Gross profit                                14,843            26,543            30,170            63,656            84,387
                                   ----------------  ----------------  ----------------  ----------------  ----------------
Operating expenses:
   Research and development                 12,931            13,560            15,990            43,785            52,226
   Selling, marketing
      and administrative                    15,346            15,693            18,057            46,433            55,757
   Amortization of acquisition-
      related intangible assets              1,470             1,470             1,689             4,526             7,545
   Restructuring charges                      (385)            1,085             2,587             3,711             3,105
   Goodwill impairment                          --                --                --                --            90,602
   Other charges                                --                --             1,472            13,942             1,472
                                   ----------------  ----------------  ----------------  ----------------  ----------------
      Total operating expenses              29,362            31,808            39,795           112,397           210,707
                                   ----------------  ----------------  ----------------  ----------------  ----------------
Loss from continuing operations            (14,519)           (5,265)           (9,625)          (48,741)         (126,320)
Interest and other income                    6,600             5,825             4,479            18,328            12,610
Interest expense                              (790)             (883)             (758)           (2,549)           (2,598)
                                   ----------------  ----------------  ----------------  ----------------  ----------------
Loss from continuing operations
   before income taxes                      (8,709)             (323)           (5,904)          (32,962)         (116,308)
Provision for (benefit
   from) income taxes                      (13,786)          (49,080)              194           (61,972)            3,712
                                   ----------------  ----------------  ----------------  ----------------  ----------------
Income (loss) from
   continuing operations                     5,077            48,757            (6,098)           29,010          (120,020)
                                   ----------------  ----------------  ----------------  ----------------  ----------------
Discontinued operations:
   Income (loss) from discontinued
      operations, net of taxes                  --              (132)             (665)              132           (21,546)
   Income (loss) from disposal of
      discontinued operations,
      net of taxes                           1,301             2,440             3,502             5,031            (3,474)
                                   ----------------  ----------------  ----------------  ----------------  ----------------
Income (loss) from
   discontinued operations                   1,301             2,308             2,837             5,163           (25,020)
                                   ----------------  ----------------  ----------------  ----------------  ----------------
Net income (loss)                 $          6,378  $         51,065  $         (3,261) $         34,173  $       (145,040)
                                   ================  ================  ================  ================  ================

Income (loss) per common share:
    Basic
        Continuing operations     $           0.04  $           0.42  $          (0.05) $           0.25  $          (1.06)
        Discontinued operations   $           0.01  $           0.02  $           0.02  $           0.04  $          (0.22)
        Net income (loss)         $           0.05  $           0.44  $          (0.03) $           0.29  $          (1.28)
    Diluted
        Continuing operations     $           0.04  $           0.36  $          (0.05) $           0.23  $          (1.06)
        Discontinued operations   $           0.01  $           0.02  $           0.02  $           0.04  $          (0.22)
        Net income (loss)         $           0.05  $           0.38  $          (0.03) $           0.27  $          (1.28)

Shares used in computing
   income (loss) per share:
    Basic                                  116,959           116,325           113,531           116,298           112,980
    Diluted                                137,330           136,735           113,531           136,437           112,980

The amounts for all periods presented reflect the reclassification of our Snap Server systems business from discontinued operations to continuing operations.

To supplement its condensed consolidated financial statements in accordance with generally accepted accounting principles (GAAP), the Company's earnings release contains non-GAAP financial measures that exclude certain expenses, gains and losses. The Company believes that the use of non-GAAP financial measures provides useful information to investors to gain an overall understanding of its current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by excluding certain expenses, gains and losses that the Company believes are not indicative of its core operating results. In addition, non-GAAP financial measures are used by management for budgeting and forecasting as well as subsequently measuring the Company's performance, and the Company believes that it is providing investors with financial measures that most closely align to its internal measurement processes. The Company also believes, based on feedback provided to the Company during its earnings calls' Q&A sessions and discussions with the investment community, that the non-GAAP financial measures it provides are necessary to allow the investment community to construct their valuation models to better align its results and projections with its competitors and market sector, as there is significant variability and unpredictability across companies with respect to certain expenses, gains and losses.

The non-GAAP financial information is presented using consistent methodology from quarter-to-quarter and year-to-year. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. The non-GAAP financial measures presented by the Company may be different than the non-GAAP financial measures presented by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP financial measures.

The Company excludes the following expenses, gains and losses from its non-GAAP financial measures, when applicable:

Stock-based compensation expense, including deferred compensation expense: Stock-based compensation expense consists of expenses recorded under SFAS 123(R), "Share-Based Payment," in connection with stock awards such as stock options, restricted stock awards and restricted stock units granted under the Company's equity incentive plans and shares issued pursuant to the Company's employee stock purchase plan. Deferred compensation expense consists of expenses related to stock options assumed by the Company in connection with acquisitions that it completed prior to its adoption of SFAS 123(R) in the first quarter of fiscal 2007. The Company excludes stock-based compensation expense, including deferred compensation expense, from non-GAAP financial measures because it is a non-cash measurement that does not reflect the Company's ongoing business and because the Company believes that investors want to understand the impact on the Company of the adoption of SFAS 123(R); the Company believes that the provision of non-GAAP information that excludes stock-based compensation improves the ability of investors to compare its period-over-period operating results, as there is significant variability and unpredictability across companies with respect to this expense.

Management incentive program: The Company excludes expenses associated with the management incentive program, which were limited cash payments made to selected members of management of an acquired company, as these payments were instituted as a component of the acquisition process and do not reflect the Company's ongoing business.

Amortization of acquisition-related intangible assets: Amortization of acquisition-related intangible assets primarily relate to core and existing technologies, patents, trade name and customer relationships that were acquired from prior acquisitions. The Company excludes the amortization of acquisition-related intangible assets because it does not reflect the Company's ongoing business and it does not have a direct correlation to the operation of the Company's business. In addition, in accordance with GAAP, the Company generally recognizes expenses for internally-developed intangible assets as they are incurred, notwithstanding the potential future benefit such assets may provide. Unlike internally-developed intangible assets, however, and also in accordance with GAAP, the Company generally capitalizes the cost of acquired intangible assets and recognizes that cost as an expense over the useful lives of the assets acquired (other than goodwill, which is not amortized, and acquired in-process technology, which is expensed immediately, as required under GAAP). As a result of their GAAP treatment, there is an inherent lack of comparability between the financial performance of internally-developed intangible assets and acquired intangible assets. Accordingly, the Company believes it is useful to provide, as a supplement to its GAAP operating results, a non-GAAP financial measure that excludes the amortization of acquired intangibles in order to enhance the period-over-period comparison of its operating results, as there is significant variability and unpredictability across companies with respect to this expense.

Restructuring and other charges, including impairment of goodwill: Restructuring charges primarily relate to activities engaged in by the Company's management to simplify its infrastructure. Other charges primarily relate to the impairment of acquisition-related intangible assets from prior acquisitions and long-lived assets from the sale of the Company's Singapore manufacturing assets, buildings and improvements, and inventory. Restructuring and other charges, including impairment of goodwill, are excluded from non-GAAP financial measures because they are not considered core operating activities and the occurrence of such costs are infrequent. Although the Company has engaged in various restructuring activities over the past several years, each has been a discrete, extraordinary event based on a unique set of business objectives. The Company does not engage in restructuring activities on a regular basis or in the ordinary course of business. As such, the Company believes it is appropriate to exclude restructuring charges from its non-GAAP financial measures, as it enhances the ability of investors to compare the Company's period-over-period operating results. In addition, the Company excludes other charges, including the impairment of goodwill, from non-GAAP financial measures because they are a non-cash measurement that does not reflect the Company's ongoing business.

Loss on 3% convertible notes: The loss on the Company's 3% convertible notes relates to repurchases of these notes in the open market. This is excluded from non-GAAP financial measures because the occurrence of such costs are infrequent, which would affect the ability of investors to compare the Company's period-over-period operating results, and because the Company does not believe that this activity is reflective of gains and losses customarily incurred in the management of its cash resources.

Income taxes: Incremental income taxes associated with certain non-GAAP items.

Adaptec, Inc.
GAAP Condensed Consolidated Statements of Operations and
Reconciliation of GAAP to Non-GAAP Operating Results
(unaudited)

                                                     Three-Month Period Ended                Nine-Month Period Ended
                                   ----------------------------------------------------  ----------------------------------
                                      December 31,    September 30,       December 31,      December 31,      December 31,
                                          2006              2006              2005              2006              2005
                                   ----------------  ----------------  ----------------  ----------------  ----------------
                                                                        (in thousands)

GAAP income (loss) from
   continuing operations          $          5,077  $         48,757  $         (6,098) $         29,010  $       (120,020)
   Stock-based compensation expense          2,240             2,023                --             6,806                --
   Deferred compensation expense                --                --               199                --             1,152
   Management incentive program                 --               187               744               799             3,308
   Amortization of acquisition-
      related intangible assets              1,470             1,470             1,689             4,526             7,545
   Restructuring charges                      (385)            1,085             2,587             3,711             3,105
   Goodwill impairment                          --                --                --                --            90,602
   Other charges                                --                --             1,472            13,942             1,472
   Loss on 3% convertible notes                 --                --                --                --               101
   Provision for (benefit
      from) income taxes                   (13,503)          (48,297)              828           (62,014)             (361)
                                   ----------------  ----------------  ----------------  ----------------  ----------------
Non-GAAP income (loss) from
      continuing operations       $         (5,101) $          5,225  $          1,421  $         (3,220) $        (13,096)
                                   ----------------  ----------------  ----------------  ----------------  ----------------

Shares used in computing
   income (loss) per share:
    Basic - GAAP and Non-GAAP              116,959           116,325           113,531           116,298           112,980

    Diluted - GAAP                         137,330           136,735           113,531           136,437           112,980
        Employee options                    (1,147)               --             1,906              (915)               --
        3/4% convertible notes             (19,224)               --                --           (19,224)               --
        3% convertible notes                    --              (695)               --                --                --
                                   ----------------  ----------------  ----------------  ----------------  ----------------
    Diluted - Non-GAAP                     116,959           136,040           115,437           116,298           112,980
                                   ----------------  ----------------  ----------------  ----------------  ----------------

The amounts for all periods presented reflect the reclassification of our Snap Server systems business from discontinued operations to continuing operations.